UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         6        ) *

Embraer S.A.
(Name of Issuer)

American Depository Receipts and Common Shares
(Title of Class of Securities)

29082A107
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1 (b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the ACT but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	29082A107

1.	Names of Reporting Persons.	Brandes Investment Partners, L.P.
I.R.S. Identification Nos. of above persons (entities only). 33-0704072

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization	Delaware

Number of	5.	Sole Voting Power
Shares Bene-
ficially owned	6.	Shared Voting Power	19,204,019 ADRs and 22,403,181 ORDs
by Each
Reporting	7.	Sole Dispositive Power
Person With:
	8.	Shared Dispositive Power	20,536,323 ADRs and 27,665,443 ORDs

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	20,536,323 ADRs and 27,665,443 ORDs

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)	14.83%

12.	Type of Reporting Person (See Instructions)	IA, PN

CUSIP No.	29082A107

1.	Names of Reporting Persons.	CO-GP, LLC
I.R.S. Identification Nos. of above persons (entities only). 73-1677697

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization	Delaware

Number of	5.	Sole Voting Power
Shares Bene-
ficially owned	6.	Shared Voting Power	19,204,019 ADRs and 22,403,181 ORDs
by Each
Reporting	7.	Sole Dispositive Power
Person With:
	8.	Shared Dispositive Power	20,536,323 ADRs and 27,665,443 ORDs

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	20,536,323 ADR and 27,665,443 ORD shares are deemed to be beneficially owned by CO-GP, LLC as a control person of the investment adviser. CO-GP, LLC disclaims any direct ownership of the shares reported in this Schedule 13G, except for an amount that is substantially less than one per cent of the number of shares reported herein.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)	14.83%

12.	Type of Reporting Person (See Instructions)	CO, OO (Control Person)

CUSIP No.	29082A107

1.	Names of Reporting Persons.	Brandes Worldwide Holdings, L.P.
I.R.S. Identification Nos. of above persons (entities only). 33-0836630

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization	Delaware

Number of	5.	Sole Voting Power
Shares Bene-
ficially owned	6.	Shared Voting Power	19,204,0193 ADRs and 22,403,181 ORDs
by Each
Reporting	7.	Sole Dispositive Power
Person With:
	8.	Shared Dispositive Power	20,536,323 ADRs and 27,665,443 ORDs

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	20,536,323 ADR and 27,665,443 ORD shares are deemed to be beneficially owned by Brandes Worldwide Holdings, L.P., as a control person of the investment adviser. Brandes Worldwide Holdings, L.P. disclaims any direct ownership of the shares reported in this Schedule 13G.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)	14.83%

12.	Type of Reporting Person (See Instructions)	PN, OO (Control Person)

CUSIP No.	29082A107

1.	Names of Reporting Persons.	Glenn Carlson
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization	USA

Number of	5.	Sole Voting Power
Shares Bene-
ficially owned	6.	Shared Voting Power	19,204,019 ADRs and 22,403,181 ORDs
by Each
Reporting	7.	Sole Dispositive Power
Person With:
	8.	Shared Dispositive Power	20,536,323 ADRs and 27,665,443 ORDs

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	20,536,323 ADR and 27,665,443 ORD shares are deemed to be beneficially owned by Glenn Carlson, a control person of the investment adviser. Mr. Carlson disclaims any direct ownership of the shares reported in Schedule 13G, except for the amount that is substantially less than one per cent of the number of shares reported herein.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)	14.83%

12.	Type of Reporting Person (See Instructions)	IN, OO (Control Person)

Item 1(a)	Name of Issuer:

Embraer S.A.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

Item 2(a)	Name of Person Filing:

(i)	Brandes Investment Partners, L.P.

(ii)	CO-GP, LLC.

(iii)	Brandes Worldwide Holdings, L.P.

(iv)	Glenn Carlson

Item 2(b)	Address of Principal Business office or, if None, Residence:

(i)	11988 El Camino Real, Suite 600, San Diego, CA 92130

(ii)	11988 El Camino Real, Suite 600, San Diego, CA 92130

(iii)	11988 El Camino Real, Suite 600, San Diego, CA 92130

(iv)	11988 El Camino Real, Suite 600, San Diego, CA 92130

Item 2(c)	Citizenship

(i)	Delaware

(ii)	Delaware

(iii)	Delaware

(iv)	USA

Item 2(d)	Title of Class Securities:

American Depository Receipts and Common Shares

Item 2(e)	CUSIP Number:

29082A107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☑	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

This statement is filed by Brandes Investment Partners, L.P., an investment adviser registered under the Investment Advisers Act of 1940, its control persons and its holding company. (See, also, Exhibit A.)

Item 4.	Ownership:

(a)	Amount Beneficially Owned: 20,536,323 ADRs and 27,665,443 ORDs

(b)	Percent of Class: 14.83%

(c)	Number of shares as to which the joint filers have:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 16,900,013 ADRs and 22,350,281 ORDs

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 20,536,323 ADRs and 27,665,443 ORDs

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following ☐. N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

See Exhibit A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification:

(a)	The following certification shall be included if the statement is filed pursuant to § 240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 7, 2020

BRANDES INVESTMENT PARTNERS, L.P.

By:	/s/ Ian Rose
Ian Rose as Attorney-In-Fact for
Glenn Carlson, General Partner
CO-GP, LLC its General Partner

CO-GP, LLC

By:	/s/ Ian Rose
Ian Rose as Attorney-In-Fact for
Glenn Carlson, General Partner

BRANDES WORLDWIDE HOLDINGS, L.P.

By:	/s/ Ian Rose
Ian Rose as Attorney-In-Fact for
Glenn Carlson of CO-GP, LLC its General Partner

By:	/s/ Ian Rose
Ian Rose as Attorney-In-Fact for
Glenn Carlson, Control Person

EXHIBIT A

Identification and Classification of Members of the Group

Pursuant to Rule 13d-1(b)(ii)(J) and Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, the members of the group making this joint filing are identified and classified as follows:

Name	Classification
Brandes Investment Partners, L.P. (the “Investment Adviser”)	Investment adviser registered under Investment Advisers Act of 1940
Co-GP, LLC	A control person of the Investment Adviser
Brandes Worldwide Holdings, L.P.	A control person of the Investment Adviser
Glenn Carlson	A control person of the Investment Adviser

EXHIBIT B

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-1(b)(ii)(J) and Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the “Act”) by and among the parties listed below, each referred to herein as a “Joint Filer.” The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated: January 7, 2020

BRANDES INVESTMENT PARTNERS, L.P.

By:	/s/ Glenn Carlson
Glenn Carlson, General Partner of Co-GP, LLC.

Co-GP, LLC.

By:	/s/ Glenn Carlson
Glenn Carlson, General Partner

EXHIBIT C

Power of Attorney for Schedules 13D, 13G and Form 13F

I, Glenn Carlson, as member of Co-GP of LLC., which is a General Partner of Brandes Worldwide Holdings, L.P., and which is also the limited partner of Brandes Investment Partners, L.P., hereby appoint Ian N. Rose as attorney-in-fact and agent, in all capacities, to execute, on my behalf and on behalf of of Co-GP LLC., Brandes Investment Partners, L.P., and Brandes Worldwide Holdings, L.P., to file with the appropriate issuers, exchanges and regulatory authorities, any and all Schedules 13D, 13G and Form 13F and documents relating thereto required to be filed under the Securities and Exchange Act of 1934, including exhibits, attachments and amendments thereto and request for confidential treatment of information contained therein in connection with my being a “control person” (as contemplated for purposes of Schedule 13D, 13G and Form 13F) of Brandes Investment Partners, L.P., its subsidiaries and affiliates. I hereby grant to said attorneys-in-fact full authority to do every act necessary to be done in order to effectuate the same as fully, to all intents and purposes, as I could if personally present, thereby ratifying all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

I hereby execute this Power of Attorney as of this 7th day of January 2020.

/s/Glenn Carlson
Glenn Carlson

EXHIBIT D

Disclaimer of Beneficial Ownership

Co-GP, LLC, Brandes Worldwide Holdings, L.P., Glenn Carlson, and Jeff Busby disclaim beneficial interest as to the shares referenced above, except for an amount equal to substantially less than one percent of the shares reported on this Schedule 13D. None of these entities or individuals holds the above-referenced shares for its/his own account except on a de minimis basis.

/s/ Glenn Carlson
Glenn Carlson

/s/ Jeff Busby
Jeff Busby